

February 3, 2015

Via E-mail
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **OM Group, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A filed by FRONTFOUR**
> **CAPITAL GROUP LLC et al.**
> **Filed January 28, 2015**
> **File No. 001-12515**

Dear Mr. Wolosky:

We have reviewed the above filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy materials listed above unless otherwise indicated.

1. We note the statement that the implementation of the Participants' initiatives "should result in OM Group's shares trading at approximately $60 per share." Please provide additional detail regarding the basis for this statement, including the approximate time frame in which the Participants' believe they can implement the initiatives to which they refer in this section and the time frame in which OM Group's stock price "should" trade at approximately $60 per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filings persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3252 or Perry J. Hindin, Special Counsel, at (202) 551-3444 if you have any questions.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
        David A. Lorber
        FRONTFOUR CAPITAL GROUP LLC